EXHIBIT 99.1

DELCATH ISSUES LETTER TO STOCKHOLDERS

NEW YORK, Sept. 01, 2017 (GLOBE NEWSWIRE) — Delcath Systems, Inc. (Nasdaq:DCTH) (the “Company”), an interventional oncology Company focused on the treatment of primary and metastatic liver cancers, announces that Jennifer K. Simpson, Ph.D., MSN, CRNP, President and Chief Executive Officer, has issued a Letter to Stockholders providing a business update and reiteration of the Board’s recommendation regarding the Company’s proposed reverse stock split. The full text of the Letter, which has also been posted to the Company’s website, is as follows.

Dear Stockholders:

I write to reiterate our recommendation for shareholders to approve the proposed reverse stock split as outlined in our Schedule 14A filed on July 26, 2017. This is the only item on the 14A, and we encourage all shareholders to read the proposal in its entirety. It is our recommendation that shareholders vote FOR the Proposal.

A vote FOR the Proposal will result in the following:

•	Extinguishment of the note with the majority Note Holder
•	Adjust the floor price for the remaining note with the minority noteholder to a minimum of $1.00 as required by NASDAQ
•	Position the Company to solve the minimum bid requirement for NASDAQ
•	Allow the Company access to capital by decreasing the number of Authorized shares outstanding

As stated in the Schedule 14A, the proposed reverse stock is for a ratio range between 1 for 20 and 1 for 500, at the discretion of the Board of Directors. The ratio range is designed to provide the Board with maximum flexibility in order to be able to adequately address two main issues that currently limit the Company’s access to capital.

•	Authorized Shares Limit. Delcath is currently at the threshold of the Authorized Shares limit in our Certificate of Incorporation. Without the ability to issue new authorized shares, we are unable to access the restricted cash account associated with our Convertible Notes, or undertake any type of equity financing.
•	NASDAQ Compliance. Delcath is currently not in compliance with NASDAQ minimum bid price requirements, and as disclosed recently is not eligible for another six-month extension due to an issue related to required shareholder equity accounting of its Convertible Notes.

Should the Company not obtain approval for a reverse stock split, it is likely that the Company will be delisted from NASDAQ. We believe remaining on the NASDAQ provides liquidity and other benefits to the Company and its investors.

To mitigate potential future dilution following a reverse split, we recently concluded an agreement with the majority holder of the Convertible Notes by which 90% of the outstanding debt related to the Notes will be extinguished upon shareholder approval of the reverse split proposal. Additionally, the floor price of $.05 for the remaining 10% of our Convertible Notes will be required to adjust by NASDAQ with the effected reverse stock split ratio to a minimum of $1.00. We believe this should serve to support the stock price following a split and reduce future potential dilution related to the Convertible Note. A vote in favor of the proposed reverse stock split will allow us to regain compliance with the minimum bid price rule and trigger the extinguishment of a substantial portion of the Convertible Notes, the first step in addressing NASDAQ shareholder equity compliance. If the proposed split is not approved, the Convertible Notes will not be extinguished because the Notes will likely be the primary or only source of funding once the Company is listed on an alternate market.

The proposed reverse split of our common shares will reduce the shares outstanding and provide us with the flexibility to raise equity capital to invest in our Clinical Development Program our commercial efforts in Europe, where we believe long-term shareholder value ultimately resides.

For these reasons, we believe the proposed reverse stock split is in the best long-term interest of shareholders, and on behalf of Delcath’s management team and Board of Directors, I am seeking your support by voting FOR the reverse stock split so we can continue to build Delcath into a leading interventional oncology company.

Sincerely,

Jennifer K. Simpson, Ph.D., MSN, CRNP

President and Chief Executive Officer

Voting Instructions. All stockholders as of the July 13, 2017 record date can submit consents, even if they have subsequently sold their shares, and the Company encourages stockholders to do so before September 6, 2017 at 11:59 p.m. Eastern Time. Stockholders are reminded that their vote is extremely important and are urged to complete, sign, date and mail the consent card at their earliest convenience. Any stockholder who would like to vote by telephone may call 877-777-8133 or online by visiting www.proxyvote.com.

YOUR PARTICIPATION IS IMPORTANT—PLEASE VOTE TODAY!

About Delcath Systems

Delcath Systems, Inc. is an interventional oncology Company focused on the treatment of primary and metastatic liver cancers. Our investigational product – Melphalan Hydrochloride for Injection for use with the Delcath Hepatic Delivery System (Melphalan/HDS) – is designed to administer high-dose chemotherapy to the liver while controlling systemic exposure and associated side effects. We have commenced a global Phase 3 FOCUS clinical trial for Patients with Hepatic Dominant Ocular Melanoma (OM), and plans to initiate a Registration trial for intrahepatic cholangiocarcinoma (ICC) by the end of 2017 contingent on effecting the reverse stock split as outlined in the Company’s consent proposal. Melphalan/HDS has not been approved by the U.S. Food & Drug Administration (FDA) for sale in the U.S. In Europe, our system has been commercially available since 2012 under the trade name Delcath Hepatic CHEMOSAT® Delivery System for Melphalan (CHEMOSAT), where it has been used at major medical centers to treat a wide range of cancers of the liver.

Forward Looking Statements

Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by the Company or on its behalf. This news release contains forward-looking statements, which are subject to certain risks and uncertainties that can cause actual results to differ materially from those described. Factors that may cause such differences include, but are not limited to, uncertainties relating to: the timing and results of the Company’s clinical trials including without limitation the OM and ICC clinical trial programs, timely enrollment and treatment of patients in the global Phase 3 OM clinical trial, IRB or ethics committee clearance of the Phase 3 OM and ICC Registration trial protocols from participating sites and the timing of site activation and subject enrollment in each trial, the impact of the presentations at major medical conferences and future clinical results consistent with the data presented, approval of Individual Funding Requests for reimbursement of the CHEMOSAT procedure, the impact, if any of ZE reimbursement on potential CHEMOSAT product use and sales in Germany, clinical adoption, use and resulting sales, if any, for the CHEMOSAT system to deliver and filter melphalan in Europe including the key markets of Germany and the UK, the Company’s ability to successfully commercialize the Melphalan HDS/CHEMOSAT system and the potential of the Melphalan HDS/CHEMOSAT system as a treatment for patients with primary and metastatic disease in the liver, our ability to obtain reimbursement for the CHEMOSAT system in various markets, approval of the current or future Melphalan HDS/CHEMOSAT system for delivery and filtration of melphalan or other chemotherapeutic agents for various indications in the U.S. and/or in foreign markets, actions by the FDA or other foreign regulatory agencies, the Company’s ability to successfully enter into strategic partnership and distribution arrangements in foreign markets and the timing and revenue, if any, of the same, uncertainties relating to the timing and results of research and development projects, our ability to maintain NASDAQ listing, and uncertainties regarding the Company’s ability to obtain financial and other resources for any research, development, clinical trials and commercialization activities. These factors, and others, are discussed from time to time in our filings with the Securities and Exchange Commission. You should not place undue reliance on these forward-looking statements, which speak only as of the date they are made. We undertake no obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date they are made.

Contact:

Scott Gordon

President—CoreIR

Email: investorrelations@delcath.com

Delcath Systems, Inc.